

Mail Stop 3561

September 26, 2006

<u>Via Fax & U.S. Mail</u>

Mr. Thomas F. Wolfe
Chief Financial Officer
Affinity Group Holding, Inc.
2575 Vista Del Mar Drive
Ventura, CA 93001

> **Re: Affinity Group Inc., and**
> **Affinity Group Holding Inc.**
> **Forms 10-K for the Year Ended December 31, 2005**
> **Filed March 3, 2006**
> **File Nos. 000-22852 and 333-124109**

Dear Mr. Wolfe:

We have reviewed your filings and have the following comments. Unless otherwise indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" under both file numbers, with a copy to the staff. Please respond within ten (10) business days.

<u>Forms 10-K for the Year Ended December 31, 2005</u>

Item 2. Properties

1. We note from your disclosure here that your operating leases for properties have expiration dates through 2039, and that they generally provide for annual escalation. Supplementally explain to us how you have accounted for such escalation clauses.

Item 8. Financial Statements

Note 6 – Income Taxes

2. Please revise your tabular presentation of current and deferred portions of your tax provision to separate both current and deferred portions by jurisdiction (i.e., state and federal).

Exhibits

3. It is not appropriate to incorporate by reference the consents of Ernst & Young and Kaplan, Strangis and Kaplan. See Item 601(b)(23) of Regulation S-K.

Forms 10-Q for the Quarterly Period Ended June 30, 2006

Note 1 - Basis of Presentation

4. We note from your disclosure here and elsewhere in your filing that your change for tax purposes to an S corporation was approved in the second quarter of fiscal 2006 and, due to this change, you have remeasured your deferred tax assets and liabilities on the date of change. Please supplementally explain to us the methodology employed in such revaluation. Include in your response how you have considered the guidance in paragraph 28 of SFAS 109, and why you believe the fair values assigned to such deferred tax assets and liabilities are appropriate.

5. As a related matter, please expand your discussion of liquidity within MD&A to clearly explain how such tax status change may limit your ability to raise equity capital in the future.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under

Mr. Thomas F. Wolfe
Affinity Group Holding, Inc.
September 26, 2006
Page 3

the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

   In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

· staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated
  by the Commission or any person under the federal securities laws of the United
  States.

   In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

   You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 if you
have questions regarding comments on the financial statements and related matters.

Sincerely,

David R. Humphrey
Branch Chief